IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, INC.	0001021913
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for December 12, 2002	333-37539
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on December 16, 2002.

CWABS, INC.

By: ______________________
Name: Celia Coulter
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2002-6

ABS New Transaction

Computational Materials

$391,020,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2002-6

Countrywide
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a Statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet (Revised) ***Date Prepared: December 12, 2002***

$391,020,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2002-6

Class [(1)(2)(3)]	Principal Amount	WAL Call/Mat [(4)]	Payment Window (Mos) Call/Mat [(4)]	Expected Ratings (S&P/Moody's) [(5)]	Last Scheduled Distribution Date	Certificate Type
AV-1	267,910,000	2.61 / 2.76	1-90 / 1-167	AAA/Aaa	May 2033	Floating Rate Senior
AF-1	31,054,000	1.00 / 1.00	1-21 / 1-21	AAA/Aaa	October2020	Floating Rate Sequential
AF-2	9,099,000	2.00 / 2.00	21-27 / 21-27	AAA/Aaa	November 2023	Fixed Rate Sequential
AF-3	18,341,000	3.00 / 3.00	27-49 / 27-49	AAA/Aaa	November 2028	Fixed Rate Sequential
AF-4	11,482,000	5.00 / 5.00	49-76 / 49-76	AAA/Aaa	April 2031	Fixed Rate Sequential
AF-5	11,774,000	7.35 / 11.04	76-90 / 76-201	AAA/Aaa	April 2033	Fixed Rate Sequential
AF-6	10,000,000	6.35 / 6.85	38-90 / 38-199	AAA/Aaa	February 2033	Fixed Rate Lockout
M-1	12,740,000	4.98 / 5.37	38-90 / 38-136	AA/Aa2	February 2033	Floating Rate Mezzanine
M-2	9,800,000	4.96 / 5.18	37-90 / 37-118	A/A2	November 2032	Floating Rate Mezzanine
B	8,820,000	4.40 / 4.40	37-90 / 37-93	BBB/Baa2	April 2032	Floating Rate Subordinate
C			Not Offered			
Total:	**$391,020,000**					

(1) The Class AV-1 Certificates are backed primarily by the cashflows from the Group 1 Mortgage Loans and the Class AF-1, AF-2, AF-3, AF-4, AF-5 and AF-6 Certificates (the "AF Certificates" and, together with the Class AV-1 Certificates, the "Senior Certificates") are backed by the cashflows from the Group 2 Mortgage Loans. Under certain conditions primarily relating to losses, as described under "Priority of Distributions," cashflows from one Group may be used to make certain payments to the Senior Certificates related to the other Group. The Class M-1, Class M-2 and Class B Certificates are backed by the cashflows from all of the Mortgage Loans.

(2) The margin on the Class AV-1 Certificates doubles and the respective margins on the Class M-1, Class M-2 and Class B Certificates are equal to 1.5x the related original margin after the Clean-up Call date. The fixed rate coupon on the Class AF-5 and Class AF-6 Certificates increases by 0.50% after the Clean-up Call date.

(3) The principal balance of each Class of Certificates is subject to a 10% variance.

(4) See "Pricing Prepayment Speed" below.

(5) Rating Agency Contacts: Kyle Beauchamp, Standard & Poors., 212.438.2505; Marjan Riggi, Moodys Investor Service, Inc., 212.553.4468.

Trust:	Asset-Backed Certificates, Series 2002-6.
Depositor:	CWABS, Inc.
Seller:	Countrywide Home Loans, Inc (***"Countrywide"***).
Master Servicer:	Countrywide Home Loans Servicing LP.
Underwriter:	Countrywide Securities Corporation (Lead Manager) and Bear Stearns & Co., Inc. (Co-Manager).
Trustee/Custodian:	The Bank of New York, a New York Banking Corporation.
Offered Certificates:	The (i) Class AV-1 Certificates, (ii) Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates (collectively, the *"AF Certificates"* and, together with the AV-1 Certificates, the ***"Senior Certificates"***) and (iii) Class M-1, Class M-2 and Class B Certificates (collectively, the ***"Subordinate Certificates"***). The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the ***"Offered Certificates."***
Non-Offered Certificates:	The ***"Non-Offered Certificates"*** consist of the Class C and Class P Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the ***"Certificates."***

Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Sample Pool Calculation Date:	December 1, 2002.
Cut-off Date:	December 1, 2002, or the origination date of such Mortgage Loan.
Expected Pricing Date:	December [17], 2002.
Expected Closing Date:	December [30], 2002.
Expected *Settlement Date:*	December [30], 2002.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in January 2003.
Accrued Interest:	The price to be paid by investors for the Class AV-1 Certificates, Class AF-1 Certificates and Subordinate Certificates will not include accrued interest (i.e., settling flat). The price to be paid by investors for the AF Certificates (other than the Class AF-1 Certificates) will include accrued interest from December 1, 2002 up to, but not including, the Settlement Date.
Interest Accrual Period:	The ***"Interest Accrual Period"*** for each Distribution Date with respect to the AV-1 Certificates, Class AF-1 Certificates and the Subordinate Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). The ***"Interest Accrual Period"*** for each Distribution Date with respect to the AF Certificates (other than the Class AF-1 Certificates) will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates are not expected to constitute "mortgage related securities" and will not be legal investments for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call (the ***"Clean-up Call"***) which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance as of the Cut-off Date of the Mortgage Loans on the Closing Date.
Pricing Prepayment Speed:	The Certificates were priced based on the following collateral prepayment assumptions: 23% HEP for the Fixed Rate Mortgage Loans (i.e., prepayments start at 2.3% in month one, and increase 2.3% each month to 23% CPR in month ten, and remain at 23% CPR thereafter) and 30% CPR for the Adjustable Rate Mortgage Loans.
Mortgage Loans:	The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans as of the Sample Pool Calculation Date (the ***"Sample Pool"***). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the ***"Initial Pool"***). The characteristics of the Initial Pool may vary from the

characteristics of the Sample Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Sample Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $219,845,568 of which: (i) approximately $163,276,645 were adjustable and fixed rate Mortgage Loans (the "***Group 1 Mortgage Loans***") and (ii) approximately $56,568,923 were fixed rate Mortgage Loans (the "***Group 2 Mortgage Loans***"). (The Group 1 Mortgage Loans, together with the Group 2 Mortgage Loans: the ***"Mortgage Loans"*** and the aggregate of the fixed rate mortgage loans or the adjustable rate mortgage loans, respectively, the ***"Fixed Rate Mortgage Loans"*** and the ***"Adjustable Rate Mortgage Loans"***).

Pre-Funded Amount: A deposit of not more than $98,000,000 (the ***"Pre-Funded Amount"***) will be made to a pre-funding account (the ***"Pre-Funding Account"***) on the Closing Date. From the Closing Date through no later than March 21, 2003 (the ***"Funding Period"***), the Pre-Funded Amount will be used to purchase subsequent mortgage loans (the ***"Subsequent Mortgage Loans"***), which will be included in the Trust to create a final pool of Mortgage Loans (the ***"Final Pool"***). The characteristics of the Final Pool may vary from the characteristics of the Initial Pool, although any such difference is not expected to be material. It is expected that, after giving effect to the purchase of Subsequent Mortgage Loans during the Funding Period, the Final Pool of Mortgage Loans will be comprised of approximately $292,000,000 of Group 1 Mortgage Loans, $214,000,000 and $78,000,000 of which will be Adjustable and Fixed Rate Mortgage Loans, respectively, and approximately $100,000,000 of Group 2 Mortgage Loans. Any portion of the Pre-Funded Amount remaining on the last day of the Funding Period will be distributed as principal on the Certificates on the immediately following Distribution Date.

See the attached collateral descriptions for additional information with respect to the Sample Pool of Mortgage Loans. It is expected that certain Mortgage Loans in the Sample Pool may be pre-paid, become ineligible for transfer to the trust or may otherwise be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date.

Pass-Through Rate: The "*Pass-Through Rate*" on the Class AV-1 Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class, and (b) the Class AV-1 Net Rate Cap.

The "***Pass-Through Rate***" on each Class of AF Certificates (other than the Class AF-1 Certificates) will be equal to the lesser of (a) the fixed rate for such Class and (b) the Class AF Net Rate Cap. The "***Pass-Through Rate***" on the Class AF-1 Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class and (b) the Class AF Net Rate Cap.

The "*Pass-Through Rate*" on each Class of Subordinate Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class, and (b) the Subordinate Net Rate Cap.

Adjusted Net Mortgage Rate: The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of such Mortgage Loan less the sum of (a) the servicing fee rate, (b) the trustee fee rate and (c) with respect to only those loans covered under the PMI Policy as described below, the PMI premium rate (such sum, the ***"Expense Fee Rate"***).

Net Maximum Mortgage Rate: The ***"Net Maximum Mortgage Rate"*** for each Group 1 Mortgage Loan is equal to the gross maximum mortgage rate (or the gross mortgage rate, in the case of a Group 1 Fixed Rate Mortgage Loan), less the Expense Fee Rate.

Class AV-1 Net Rate Cap: The ***"Class AV-1 Net Rate Cap"*** will generally be a rate equal to the weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Class AF Net Rate Cap: The ***"Class AF Net Rate Cap"*** is generally equal to the weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (in the case of the Class AF-1 Certificates, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Subordinate Net Rate Cap: The ***"Subordinate Net Rate Cap"*** is equal to the weighted average of the Class AV-1 Net Rate Cap and the Class AF Net Rate Cap, weighted on the basis of the excess of the aggregate principal balance of the Group 1 Mortgage Loans or the Group 2 Mortgage Loans, respectively, over the aggregate principal balance of the related Senior Certificates, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net Rate Carryover: For any Class of Offered Certificates, on any Distribution Date on which the Pass-Through Rate for such class is limited by the applicable Net Rate Cap, the Net Rate Carryover will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the Pass-Through Rate had not been so limited (up to the weighted average Net Maximum Mortgage Rate, if applicable) over (ii) the amount of interest accrued based on the applicable Net Rate Cap, and (b) the aggregate of any such shortfalls from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the applicable Net Rate Cap, up to the weighted average Net Maximum Mortgage Rate, if applicable). Net Rate Carryover will be paid to the extent available from Excess Cashflow relating to the applicable Loan Group (or Loan Groups) as described under the heading "Certificates Priority of Distributions" below and, as it relates to Class AV-1 Net Rate Carryover and Subordinate Net Rate Carryover *only*, from proceeds received on the Cap Contracts.

Cap Contracts: The Trust will include two one-month LIBOR cap contracts for the benefit of the Certificates (the "***Cap Contracts***"). On the Closing Date, the notional amount of the Cap Contracts will equal approximately $71,565,000 (the ***"Class AV-1 Cap Contract"***) and $7,342,500 (the ***"Subordinate Cap Contract"***), and will thereafter amortize down pursuant to an amortization schedule. The one-month LIBOR strike on the Cap Contracts will be 5.20% per annum. On a given Distribution Date, payments received on the Class AV-1 Cap Contract and the Subordinate Cap Contract will be available to pay the holders of the Class AV-1 and Subordinate Certificates, respectively, any Net Rate Carryover related to such Certificates on such Distribution Date. Payments received on the Class AV-1 Cap Contract and the Subordinate Cap Contract not used to pay Net Rate Carryover on the Class AV-1 Certificates and the Subordinate Certificates, respectively, will be available to pay the holders of the Subordinate Certificates and the Class AV-1 Certificates, respectively, any Net Rate Carryover amounts remaining after application of payments on each Cap Contract to the related Certificates on such Distribution Date. Any amounts received on the Cap Contracts on a Distribution Date that are not used to pay the Net Rate Carryover on the Class AV-1 or Subordinate Certificates will not be available for payments on the Certificates thereafter.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

Class	S&P/ Moody's	Expected Credit Enhancement (at Issuance) (1)	Expected Credit Enhancement (Post Step-down) (1)
Senior Certificates	AAA/Aaa	8.50%	17.00%
Class M-1	AA/Aa2	5.25%	10.50%
Class M-2	A/A2	2.75%	5.50%
Class B	BBB/Baa2	0.50%	1.00%

(1) Assumes that the o/c target related to each class is fully funded on the closing date. Does not include any credit for Mortgage Insurance or Excess Interest.

1. Mortgage Insurance. As of the Statistical Pool Calculation Date, approximately 89.13% of the Mortgage Loans are covered by a private mortgage insurance policy issued by PMI (the "*PMI*

Policy"). For each of these Mortgage Loans, PMI provides insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property.

2. Excess Cashflow. "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after distributions pursuant to clauses 1) and 2) as described under "Certificates Priority of Distributions."

3. Overcollateralization. The credit enhancement provisions of the trust are, in part, intended to provide for the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, generally in the early months of the transaction. Accelerated amortization is achieved by applying certain Excess Cashflow collected on the collateral to the payment of principal on the Certificates, resulting in overcollateralization ("***O/C***"). By paying down the principal balance of the Certificates faster than the principal amortization of the Mortgage Loans, an overcollateralization amount equal to the excess of the aggregate principal balance of the Mortgage Loans over the principal balance of the Certificates is created. Excess Cashflow will be directed to build O/C until the Overcollateralization Target is reached. Upon this event the acceleration feature will generally cease unless necessary to restore the O/C to the required level.

4. Subordination. The Class B Certificates will be subordinate to, and provide credit support for, the Senior Certificates, the Class M-1 Certificates and the Class M-2 Certificates. The Class M-2 Certificates will be subordinate to, and provide credit support for, the Senior Certificates and the Class M-1 Certificates. The Class M-1 Certificates will be subordinate to, and provide credit support for, the Senior Certificates.

Overcollateralization Target:

The "***Overcollateralization Target***" will equal 0.50% of the principal balance of the Mortgage Loans as of the Closing Date. The O/C for the first Distribution Date will be 0.25%.

Allocation of Losses:

Any realized losses on the Mortgage Loans (after collections under the PMI Policy) not covered by Excess Interest or O/C will be allocated first to Subordinate Certificates in reverse order of their seniority, in each case, until the respective class principal balance of each Class of Subordinate Certificates have been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) from interest funds related to Loan Group 1 and Loan Group 2, respectively, current and unpaid interest concurrently to the Class AV-1 and Class AF Certificates, then (b) from interest funds related to all of the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2 and Class B Certificates;
2) Principal funds, sequentially, as follows: (a) from principal funds related to Loan Group 1 and Loan Group 2, respectively to the Class AV-1 and Class AF Certificates, respectively (in the case of the Class AF Certificates in the manner and priority set forth under "Class AF Principal Distribution" below), then (b) from principal funds related to all of the Mortgage Loans, sequentially, to the Class M-1, Class M-2 Certificates and Class B Certificates, each as described under "Principal Paydown" below;
3) Excess Cashflow as follows: as principal to the Certificates to build O/C and subordination as described under "Overcollateralization Target" and "Principal Paydown," respectively,
4) Any remaining Excess Cashflow to the affected Class(es) of certificates, the Net Rate Carryover for such Certificates.
5) Any remaining Excess Cashflow to pay any unpaid realized loss or unpaid interest amounts, sequentially, to the Class M-1, Class M-2 and Class B-1 Certificates.
6) To the Class C Certificates, any remaining amount.

* *Under certain delinquency, prepayment and loss scenarios (as described in the prospectus supplement), principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to the other Loan Group.*

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event (which shall be established with the rating agencies and described in the Prospectus Supplement) has occurred (and is continuing) on any Distribution Date, 100% of the available principal funds will be paid to the Senior Certificates (in the case of the Class AF Certificates, as described under *"Class AF Principal Distribution"*), provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially to the Class M-1, Class M-2 and the Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event has occurred (and is continuing), one group of Senior Certificates are retired prior to the other, 100% of the principal collections on the Mortgage Loans will be paid to the still outstanding Class of Senior Certificates until they are retired.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event has not occurred (or is not continuing) on such Distribution Date, all Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, to the Senior Certificates from principal collections on the Mortgage Loans in each Loan Group to the related Certificates, such that the sum of the unpaid principal balance of the Class AV-1 and Class AF Certificates will have 17.00% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 10.50% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 5.50% Subordination and (iv) fourth, to the Class B Certificates such that the Class B Certificates will have 1.00% Subordination.

Class AF Principal Distribution:

Principal will be distributed to the Class AF Certificates in the following order of priority:

1. To the Class AF-6 Certificate, the Lockout Percentage of their pro rata share of principal as described below:

Month	Lockout Percentage
1 – 36	0%
37 – 60	45%
61 – 72	80%
73 – 84	100%
85 and thereafter	300%

2. Sequentially to the Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates until their respective principal balances are reduced to zero.

[Discount Margin Tables, Yield Tables, Available Funds Schedules and Collateral Tables to Follow]

Discount Margin Tables (%)

Class AV-1 (To Call)

Margin	0.44%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	44.000	44.000	44.000	44.000	44.000
WAL (yr)	19.44	3.31	2.61	1.59	1.04
MDUR (yr)	15.96	3.16	2.52	1.56	1.03
First Prin Pay	Jan03	Jan03	Jan03	Jan03	Jan03
Last Prin Pay	Sep31	May12	Jun10	Sep07	Apr06

Class AV-1 (To Maturity)

Margin	0.44%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	44.094	46.196	46.214	46.041	44.734
WAL (yr)	19.50	3.51	2.76	1.67	1.06
MDUR (yr)	15.99	3.33	2.65	1.64	1.05
First Prin Pay	Jan03	Jan03	Jan03	Jan03	Jan03
Last Prin Pay	Nov32	Jun20	Nov16	Apr11	Feb08

Class AF-1 (To Call)

Margin	0.15%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	15.000	15.000	15.000	15.000	15.000
WAL (yr)	10.16	1.17	1.00	0.76	0.64
MDUR (yr)	9.28	1.16	1.00	0.76	0.64
First Prin Pay	Jan03	Jan03	Jan03	Jan03	Jan03
Last Prin Pay	Apr20	Jan05	Sep04	Mar04	Dec03

Class AF-1 (To Maturity)

Margin	0.15 %				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	15.000	15.000	15.000	15.000	15.000
WAL (yr)	10.16	1.17	1.00	0.76	0.64
MDUR (yr)	9.28	1.16	1.00	0.76	0.64
First Prin Pay	Jan03	Jan03	Jan03	Jan03	Jan03
Last Prin Pay	Apr20	Jan05	Sep04	Mar04	Dec03

Class M-1 (To Call)

Margin 1.05 %

Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**150%**	**200%**
DM @ 100-00	105.000	105.000	105.000	105.000	105.000
WAL (yr)	26.16	6.15	4.98	3.80	3.32
MDUR (yr)	19.22	5.66	4.67	3.63	3.19
First Prin Pay	Sep24	Jan06	Feb06	Apr06	Apr06
Last Prin Pay	Sep31	May12	Jun10	Sep07	Apr06

Class M-1 (To Maturity)

Margin 1.05 %

Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**150%**	**200%**
DM @ 100-00	105.139	108.217	108.323	108.044	114.436
WAL (yr)	26.27	6.64	5.37	4.06	4.09
MDUR (yr)	19.28	6.04	4.99	3.86	3.89
First Prin Pay	Sep24	Jan06	Feb06	Apr06	Aug06
Last Prin Pay	Aug32	Feb17	Apr14	Mar10	Jan08

Class M-2 (To Call)

Margin 2.05%

Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**150%**	**200%**
DM @ 100-00	205.000	205.000	205.000	205.000	205.000
WAL (yr)	26.16	6.15	4.96	3.68	3.32
MDUR (yr)	17.05	5.45	4.51	3.44	3.13
First Prin Pay	Sep24	Jan06	Jan06	Feb06	Apr06
Last Prin Pay	Sep31	May12	Jun10	Sep07	Apr06

Class M-2 (To Maturity)

Margin 2.05%

Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**150%**	**200%**
DM @ 100-00	205.147	208.433	208.560	208.422	211.129
WAL (yr)	26.23	6.42	5.18	3.82	3.55
MDUR (yr)	17.07	5.65	4.67	3.56	3.33
First Prin Pay	Sep24	Jan06	Jan06	Feb06	Apr06
Last Prin Pay	May32	Apr15	Oct12	Mar09	May07

Class B (To Call)

Margin	3.50%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**150%**	**200%**
DM @ 100-00	350.000	350.000	350.000	350.000	350.000
WAL (yr)	25.59	5.43	4.40	3.35	3.17
MDUR (yr)	14.32	4.66	3.89	3.06	2.91
First Prin Pay	Sep24	Jan06	Jan06	Jan06	Jan06
Last Prin Pay	Sep31	May12	Jun10	Sep07	Apr06

Class B (To Maturity)

Margin	3.50%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**150%**	**200%**
DM @ 100-00	350.002	350.081	350.076	350.088	350.055
WAL (yr)	25.59	5.43	4.40	3.35	3.17
MDUR (yr)	14.32	4.66	3.89	3.06	2.91
First Prin Pay	Sep24	Jan06	Jan06	Jan06	Jan06
Last Prin Pay	Oct31	Sep12	Sep10	Nov07	May06

Yield Tables (%)

Class AF-2 To Call

Coupon	2.949%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**150%**	**200%**
Yield @ 100-00	2.953	2.882	2.865	2.824	2.787
WAL (yr)	18.91	2.43	2.00	1.42	1.12
MDUR (yr)	14.30	2.31	1.92	1.37	1.09
First Prin Pay	Apr20	Jan05	Sep04	Mar04	Dec03
Last Prin Pay	May23	Sep05	Mar05	Jul04	Mar04

Class AF-2 To Maturity

Coupon	2.949%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**150%**	**200%**
Yield @ 100-00	2.953	2.882	2.865	2.824	2.787
WAL (yr)	18.91	2.43	2.00	1.42	1.12
MDUR (yr)	14.30	2.31	1.92	1.37	1.09
First Prin Pay	Apr20	Jan05	Sep04	Mar04	Dec03
Last Prin Pay	May23	Sep05	Mar05	Jul04	Mar04

Class AF-3 To Call

Coupon	3.558%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**150%**	**200%**
Yield @ 100-00	3.569	3.516	3.500	3.458	3.421
WAL (yr)	22.97	3.78	3.00	1.98	1.51
MDUR (yr)	15.44	3.47	2.80	1.88	1.45
First Prin Pay	May23	Sep05	Mar05	Jul04	Mar04
Last Prin Pay	May28	Jan08	Jan07	May05	Oct04

Class AF-3 To Maturity

Coupon	3.558%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**150%**	**200%**
Yield @ 100-00	3.569	3.516	3.500	3.458	3.421
WAL (yr)	22.97	3.78	3.00	1.98	1.51
MDUR (yr)	15.44	3.47	2.80	1.88	1.45
First Prin Pay	May23	Sep05	Mar05	Jul04	Mar04
Last Prin Pay	May28	Jan08	Jan07	May05	Oct04

Class AF-4 To Call

Coupon	4.500%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
Yield @ 100-00	4.523	4.489	4.474	4.429	4.387
WAL (yr)	26.65	6.67	5.00	2.87	2.06
MDUR (yr)	15.23	5.62	4.38	2.63	1.93
First Prin Pay	May28	Jan08	Jan07	May05	Oct04
Last Prin Pay	Oct30	Apr12	Apr09	Oct06	Apr05

Class AF-4 To Maturity

Coupon	4500%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
Yield @ 100-00	4.523	4.489	4.474	4.429	4.387
WAL (yr)	26.65	6.67	5.00	2.87	2.06
MDUR (yr)	15.23	5.62	4.38	2.63	1.93
First Prin Pay	May28	Jan08	Jan07	May05	Oct04
Last Prin Pay	Oct30	Apr12	Apr09	Oct06	Apr05

Class AF-5 To Call

Coupon	5.549%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
Yield @ 100-00	5.587	5.562	5.551	5.519	5.463
WAL (yr)	28.55	9.40	7.35	4.54	2.72
MDUR (yr)	14.00	7.15	5.89	3.91	2.46
First Prin Pay	Oct30	Apr12	Apr09	Oct06	Apr05
Last Prin Pay	Sep31	May12	Jun10	Sep07	Apr06

Class AF-5 To Maturity

Coupon	5.549%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
Yield @ 100-00	5.590	5.694	5.697	5.642	5.491
WAL (yr)	28.89	13.96	11.04	6.03	2.85
MDUR (yr)	14.07	9.35	7.91	4.91	2.57
First Prin Pay	Oct30	Apr12	Apr09	Oct06	Apr05
Last Prin Pay	Oct32	Jul23	Sep19	Dec13	Jan08

Class AF-6 To Call

Coupon	4.788%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
Yield @ 100-00	4.803	4.780	4.776	4.758	4.730
WAL (yr)	14.12	6.96	6.35	4.63	3.32
MDUR (yr)	9.74	5.74	5.33	4.06	3.00
First Prin Pay	Jan06	Jan06	Feb06	Jul06	Apr06
Last Prin Pay	Sep31	May12	Jun10	Sep07	Apr06

Class AF-6 To Maturity

Coupon	4.788%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
Yield @ 100-00	4.803	4.792	4.808	4.909	4.979
WAL (yr)	14.12	7.17	6.85	6.57	5.94
MDUR (yr)	9.74	5.86	5.65	5.46	5.03
First Prin Pay	Jan06	Jan06	Feb06	Jul06	Jun07
Last Prin Pay	Aug32	Apr23	Jul19	Sep13	Sep10

[Available Funds Schedules and Collateral Tables to Follow]

Class AV-1 Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	6.815	8.476
2	5.715	7.408
3	6.327	8.052
4	5.714	7.470
5	5.904	7.689
6	5.713	7.526
7	5.902	7.742
8	5.712	7.576
9	5.711	7.599
10	5.901	7.810
11	5.711	7.640
12	5.901	7.851
13	5.710	7.681
14	5.710	7.701
15	6.104	8.116
16	5.710	7.743
17	5.900	7.954
18	5.709	7.785
19	5.899	7.997
20	5.709	7.828
21	5.708	7.850
22	5.903	8.143
23	5.711	7.979
24	6.117	8.190
25	5.919	7.979
26	5.918	7.991
27	6.552	8.713
28	5.917	8.043
29	6.113	8.282
30	5.915	8.574
31	6.112	8.823
32	5.914	8.595
33	5.913	8.606
34	6.109	8.886
35	5.911	8.662
36	6.107	9.176
37	6.019	9.293
38	6.018	9.300
39	6.661	10.177
40	6.015	9.354
41	6.215	9.634
42	6.013	9.862
43	6.212	10.491
44	6.011	10.201
45	6.010	10.206
46	6.209	10.515

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
47	6.007	10.229
48	6.206	10.166
49	6.005	10.188
50	6.004	10.186
51	6.646	11.183
52	6.001	10.184
53	6.200	10.492
54	5.999	10.182
55	6.198	10.455
56	5.997	10.139
57	5.995	10.134
58	6.194	10.448
59	5.993	10.123
60	6.192	10.437
61	5.991	10.307
62	5.989	10.301
63	6.401	10.965
64	5.987	10.290
65	6.185	10.607
66	5.984	10.279
67	6.183	10.596
68	5.982	10.268
69	5.981	10.262
70	6.179	10.578
71	5.978	10.252
72	6.176	10.566
73	5.975	10.241
74	5.974	10.236
75	6.613	11.256
76	5.971	10.225
77	6.169	10.538
78	5.969	10.215
79	6.166	10.527
80	5.966	10.204
81	5.965	10.199
82	6.162	10.511
83	5.962	10.189
84	6.159	10.500
85	5.959	10.179
86	5.958	10.175
87	6.595	11.181
88	5.955	10.165
89	6.152	10.474
90	5.953	10.155

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.4200%, 6-Month LIBOR stays at 1.4300%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

(3) Assumes that both 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Cap Contract.

Subordinate Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.005	8.462
2	6.053	7.355
3	6.701	8.000
4	6.052	7.385
5	6.253	7.595
6	6.050	7.414
7	6.252	7.623
8	6.049	7.441
9	6.049	7.453
10	6.250	7.657
11	6.048	7.470
12	6.249	7.673
13	6.047	7.486
14	6.047	7.494
15	6.464	7.907
16	6.047	7.510
17	6.248	7.714
18	6.046	7.527
19	6.247	7.732
20	6.046	7.545
21	6.045	7.553
22	6.250	7.820
23	6.047	7.636
24	6.421	7.833
25	6.213	7.617
26	6.213	7.620
27	6.878	8.329
28	6.211	7.651
29	6.418	7.879
30	6.210	8.049
31	6.416	8.284
32	6.208	8.054
33	6.208	8.057
34	6.414	8.316
35	6.206	8.090
36	6.412	8.537
37	6.292	8.574
38	6.348	8.620
39	7.104	9.451
40	6.430	8.657
41	6.659	8.930
42	6.459	9.066
43	6.690	9.614
44	6.489	9.345
45	6.505	9.357
46	6.739	9.658

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
47	6.539	9.393
48	6.776	9.467
49	6.575	9.448
50	6.594	9.460
51	7.323	10.425
52	6.634	9.486
53	6.877	9.797
54	6.677	9.515
55	6.923	9.854
56	6.723	9.570
57	6.747	9.585
58	6.998	9.909
59	6.798	9.617
60	7.053	9.573
61	6.853	9.441
62	6.882	9.458
63	7.388	10.129
64	6.943	9.494
65	7.207	9.830
66	7.008	9.533
67	7.277	9.873
68	7.079	9.577
69	7.116	9.600
70	7.393	9.945
71	7.195	9.649
72	7.478	9.998
73	7.280	9.703
74	7.325	9.732
75	8.162	10.807
76	7.421	9.792
77	7.721	10.152
78	7.525	9.859
79	7.833	10.224
80	7.638	9.930
81	7.698	9.969
82	8.019	10.342
83	7.826	10.050
84	8.158	10.429
85	7.966	10.137
86	8.041	10.184
87	8.989	11.329
88	8.201	10.283
89	8.563	10.680
90	8.377	10.390

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.4200%, 6-Month LIBOR stays at 1.4300%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

(3) Assumes that both 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Cap Contract.

Aggregate Mortgage Loans (ARM and Fixed $219,845,568)

Summary of Loans in Sample Calculation Pool

(As of Calculation Date)

		Range		
Total Number of Loans	948			
Total Outstanding Loan Balance	$219,845,568			
Average Loan Balance	$231,905	$10,000	to	$728,000
WA Mortgage Rate	7.526%	5.250%	to	17.375%
Net WAC	5.887%	3.581%	to	16.866%
ARM Characteristics				
WA Gross Margin	6.597%	3.875%	to	12.500%
WA Months to First Roll	28	3	to	55
WA First Periodic Cap	2.028%	1.000%	to	5.000%
WA Subsequent Periodic Cap	1.368%	1.000%	to	1.500%
WA Lifetime Cap	14.328%	11.550%	to	21.875%
WA Lifetime Floor	7.489%	4.750%	to	21.980%
WA Original Term (months)	353	120	to	360
WA Remaining Term (months)	352	118	to	360
WA LTV	81.23%			
WA FICO	624			
Percentage of Pool with Prepayment Penalties at Loan Orig	85.11%			
Percentage of Pool Secured by: 1st Liens	97.18%			
Percentage of Pool Secured by: 2nd Liens	2.82%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 59.23%	SFR: 75.66%	FULL DOC: 73.74%	RFCO: 65.43%	OOC: 98.53%	A: 75.94%	0: 14.89%
MI: 4.06%	PUD: 18.10%	STATED: 24.74%	PURCH: 26.94%	NOO: 0.95%	A-: 11.04%	12: 2.96%
VA: 3.29%	CONDO: 3.16%	SIMPLE: 1.52%	REFI: 7.63%	2ND: 0.53%	B: 8.41%	13: 0.01%
WA: 3.21%	MANUF: 2.05%				C: 3.26%	24: 31.04%
MA: 2.54%	2 FAM: 0.66%				C-: 1.13%	30: 0.07%
					D: 0.22%	36: 25.27%
						60: 25.76%

Aggregate Mortgage Loans (ARM and Fixed $219,845,568)

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2/28 LIBOR	308	$75,995,129	34.57
3/27 LIBOR	161	$42,802,332	19.47
5/25 LIBOR	1	$361,668	0.16
FIXED 15YR - CC	5	$1,362,350	0.62
FIXED 15YR	13	$1,430,015	0.65
FIXED 20YR	1	$40,200	0.02
FIXED 30YR - CC	41	$12,708,578	5.78
FIXED 30YR	247	$78,854,566	35.87
FIXED 10YR - 2nd	8	$174,995	0.08
FIXED 15YR - 2nd	82	$2,551,063	1.16
FIXED 20YR - 2nd	18	$701,677	0.32
FIX30/15 BAL	1	$92,500	0.04
FIX30/15 BAL - 2nd	62	$2,770,495	1.26
	948	$219,845,568	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	64	$1,205,983	0.55
$ 25,000.01 to $50,000	106	$3,775,521	1.72
$ 50,000.01 to $75,000	90	$5,691,166	2.59
$ 75,000.01 to $100,000	64	$5,620,795	2.56
$100,000.01 to $150,000	78	$9,436,395	4.29
$150,000.01 to $200,000	39	$6,972,197	3.17
$200,000.01 to $250,000	25	$5,657,420	2.57
$250,000.01 to $300,000	13	$3,497,382	1.59
$300,000.01 to $350,000	197	$64,151,540	29.18
$350,000.01 to $400,000	139	$52,402,507	23.84
$400,000.01 to $450,000	65	$27,637,934	12.57
$450,000.01 to $500,000	54	$25,875,105	11.77
$500,000.01 to $550,000	9	$4,782,503	2.18
$550,000.01 to $600,000	3	$1,753,000	0.80
$650,000.01 to $700,000	1	$658,120	0.30
$700,000.01 to $750,000	1	$728,000	0.33
	948	$219,845,568	100.00

Aggregate Mortgage Loans (ARM and Fixed $219,845,568)

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.001 - 5.500	2	$957,475	0.44
5.501 - 6.000	18	$5,922,972	2.69
6.001 - 6.500	58	$23,360,660	10.63
6.501 - 7.000	203	$74,240,674	33.77
7.001 - 7.500	114	$36,902,395	16.79
7.501 - 8.000	114	$33,749,272	15.35
8.001 - 8.500	70	$13,658,416	6.21
8.501 - 9.000	59	$9,739,650	4.43
9.001 - 9.500	43	$5,594,838	2.54
9.501 - 10.000	71	$6,064,360	2.76
10.001 - 10.500	26	$2,254,333	1.03
10.501 - 11.000	46	$2,632,729	1.20
11.001 - 11.500	26	$1,360,428	0.62
11.501 - 12.000	53	$1,844,578	0.84
12.001 - 12.500	8	$277,799	0.13
12.501 - 13.000	11	$387,645	0.18
13.001 - 13.500	6	$269,784	0.12
13.501 - 14.000	7	$189,204	0.09
14.001 - 14.500	5	$129,850	0.06
14.501 - 15.000	3	$208,149	0.09
15.001 - 15.500	2	$40,537	0.02
15.501 - 16.000	2	$27,321	0.01
17.001 - 17.500	1	$32,500	0.01
	948	$219,845,568	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	8	$174,995	0.08
121 - 180	163	$8,206,423	3.73
181 - 300	19	$741,877	0.34
301 - 360	758	$210,722,273	95.85
	948	$219,845,568	100.00

Aggregate Mortgage Loans (ARM and Fixed $219,845,568)

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	24	$3,574,334	1.63
50.01-55.00	18	$3,959,162	1.80
55.01-60.00	23	$6,589,160	3.00
60.01-65.00	24	$5,644,943	2.57
65.01-70.00	45	$13,049,903	5.94
70.01-75.00	82	$23,869,871	10.86
75.01-80.00	194	$56,265,641	25.59
80.01-85.00	127	$34,906,180	15.88
85.01-90.00	129	$39,308,007	17.88
90.01-95.00	45	$11,396,702	5.18
95.01-100.00	235	$21,216,086	9.65
105.01-110.00	1	$22,000	0.01
115.01-120.00	1	$43,580	0.02
	948	$219,845,568	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	7	$439,037	0.20
AZ	18	$2,370,296	1.08
AR	5	$343,446	0.16
CA	404	$130,222,881	59.23
CO	19	$3,534,465	1.61
CT	10	$2,552,132	1.16
DE	1	$305,000	0.14
FL	33	$4,131,258	1.88
GA	20	$2,682,519	1.22
HI	1	$333,000	0.15
ID	1	$576,000	0.26
IL	13	$2,613,348	1.19
IN	16	$1,627,937	0.74
IA	4	$262,483	0.12
KS	2	$95,982	0.04
KY	9	$1,779,908	0.81
LA	11	$2,129,150	0.97
MD	11	$2,898,932	1.32
MA	23	$5,587,617	2.54

Aggregate Mortgage Loans (ARM and Fixed $219,845,568)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
MI	76	$8,915,926	4.06
MN	7	$1,417,764	0.64
MS	6	$375,052	0.17
MO	11	$1,037,870	0.47
NE	1	$120,000	0.05
NV	4	$659,374	0.30
NH	3	$469,000	0.21
NJ	22	$5,264,372	2.39
NM	4	$837,605	0.38
NY	16	$4,653,538	2.12
NC	7	$851,376	0.39
OH	14	$916,908	0.42
OK	7	$278,023	0.13
OR	15	$1,957,556	0.89
PA	6	$730,533	0.33
SC	9	$1,169,759	0.53
TN	17	$2,912,704	1.32
TX	33	$5,098,934	2.32
UT	13	$2,530,638	1.15
VA	28	$7,229,594	3.29
WA	30	$7,058,898	3.21
WV	1	$73,893	0.03
WI	9	$737,111	0.34
WY	1	$63,750	0.03
	948	$219,845,568	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
801 - 820	2	$566,551	0.26
781 - 800	1	$367,013	0.17
761 - 780	3	$1,096,142	0.50
741 - 760	8	$2,477,400	1.13
721 - 740	15	$4,349,053	1.98
701 - 720	17	$3,081,868	1.40
681 - 700	41	$9,985,467	4.54
661 - 680	87	$20,935,211	9.52

Aggregate Mortgage Loans (ARM and Fixed $219,845,568)

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
641 - 660	123	$30,047,321	13.67
621 - 640	190	$39,257,602	17.86
601 - 620	148	$38,113,196	17.34
581 - 600	112	$31,038,271	14.12
561 - 580	66	$15,432,532	7.02
541 - 560	54	$12,559,112	5.71
521 - 540	30	$4,480,556	2.04
501 - 520	25	$3,180,738	1.45
NOT SCORED	26	$2,877,535	1.31
	948	$219,845,568	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	700	$166,338,070	75.66
PUD	154	$39,781,244	18.10
CONDO	35	$6,950,626	3.16
MANUF	48	$4,497,213	2.05
2 FAM	8	$1,461,012	0.66
4 FAM	2	$442,402	0.20
HI CONDO	1	$375,000	0.17
	948	$219,845,568	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	492	$143,848,341	65.43
PURCH	372	$59,230,691	26.94
REFI	84	$16,766,536	7.63
	948	$219,845,568	100.00

Aggregate Mortgage Loans (ARM and Fixed $219,845,568)

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	932	$216,605,480	98.53
NOO	13	$2,083,588	0.95
2ND HM	3	$1,156,500	0.53
	948	$219,845,568	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	768	$162,121,556	73.74
STATED	169	$54,389,827	24.74
SIMPLE	11	$3,334,186	1.52
	948	$219,845,568	100.00

Gross Margin
(Excludes 478 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
3.001 - 4.000	1	$355,500	0.30
4.001 - 5.000	16	$5,805,580	4.87
5.001 - 6.000	119	$38,105,304	31.98
6.001 - 7.000	163	$47,130,206	39.55
7.001 - 8.000	71	$15,689,499	13.17
8.001 - 9.000	46	$6,462,467	5.42
9.001 - 10.000	33	$3,961,018	3.32
10.001 - 11.000	7	$590,675	0.50
11.001 - 12.000	13	$1,014,907	0.85
12.001 - 13.000	1	$43,973	0.04
	470	$119,159,129	100.00

Aggregate Mortgage Loans (ARM and Fixed $219,845,568)

Next Rate Adjustment Date
(Excludes 478 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
03/03	1	$53,587	0.04
11/03	1	$62,327	0.05
02/04	1	$238,870	0.20
04/04	4	$429,788	0.36
05/04	9	$894,130	0.75
06/04	3	$250,276	0.21
07/04	1	$132,830	0.11
08/04	1	$98,980	0.08
09/04	8	$1,424,056	1.20
10/04	57	$9,026,047	7.57
11/04	125	$31,172,672	26.16
12/04	98	$32,273,894	27.08
04/05	1	$75,751	0.06
05/05	2	$171,929	0.14
06/05	1	$330,571	0.28
09/05	2	$242,338	0.20
10/05	7	$1,228,913	1.03
11/05	22	$4,161,648	3.49
12/05	125	$36,528,855	30.66
07/07	1	$361,668	0.30
	470	$119,159,129	100.00

Range of Months to Roll
(Excludes 478 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0 - 6	1	$53,587	0.04
7 - 12	1	$62,327	0.05
13 - 18	17	$1,813,064	1.52
19 - 24	290	$74,128,478	62.21
25 - 31	4	$578,252	0.49
32 - 37	156	$42,161,753	35.38
50 - 55	1	$361,668	0.30
	470	$119,159,129	100.00

Aggregate Mortgage Loans (ARM and Fixed $219,845,568)

Lifetime Rate Cap
(Excludes 478 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
11.501 - 12.000	7	$2,123,912	1.78
12.001 - 12.500	10	$3,641,542	3.06
12.501 - 13.000	18	$5,886,832	4.94
13.001 - 13.500	39	$14,015,296	11.76
13.501 - 14.000	92	$32,810,656	27.54
14.001 - 14.500	77	$23,737,574	19.92
14.501 - 15.000	59	$13,833,444	11.61
15.001 - 15.500	40	$8,173,626	6.86
15.501 - 16.000	39	$5,899,969	4.95
16.001 - 16.500	23	$2,833,989	2.38
16.501 - 17.000	22	$2,553,740	2.14
17.000 - 17.500	11	$1,065,404	0.89
17.501 - 18.000	19	$1,486,555	1.25
18.001 - 18.500	7	$672,101	0.56
18.501 - 19.000	3	$158,800	0.13
19.501 - 20.000	1	$39,191	0.03
20.001+	3	$226,500	0.19
	470	$119,159,129	100.00

Initial Periodic Rate Cap
(Excludes 478 Fixed Rate Mortgages)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	5	$1,112,093	0.93
1.500	258	$76,019,486	63.80
2.000	2	$268,100	0.22
3.000	204	$41,397,782	34.74
5.000	1	$361,668	0.30
	470	$119,159,129	100.00

Aggregate Mortgage Loans (ARM and Fixed $219,845,568)

Subsequent Periodic Rate Cap
(Excludes 478 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	162	$31,402,940	26.35
1.500	308	$87,756,189	73.65
	470	$119,159,129	100.00

Lifetime Rate Floor
(Excludes 478 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	2	$952,763	0.80
5.001 - 6.000	18	$5,438,185	4.56
6.001 - 7.000	121	$44,111,349	37.02
7.001 - 8.000	147	$42,613,485	35.76
8.001 - 9.000	90	$15,885,969	13.33
9.001 - 10.000	49	$6,547,730	5.49
10.001 - 11.000	28	$2,443,104	2.05
11.001 - 12.000	10	$828,902	0.70
12.001 - 13.000	1	$39,191	0.03
13.001 - 14.000	2	$61,500	0.05
14.001 - 15.000	1	$165,000	0.14
20.001 or Greater	1	$71,952	0.06
	470	$119,159,129	100.00

Group 1 Mortgage Loans (ARM and Fixed $163,276,645)

Summary of Loans in Sample Calculation Pool (As of Calculation Date)		**Range**		
Total Number of Loans	672			
Total Outstanding Loan Balance	$163,276,645			
Average Loan Balance	$242,971	$10,479	to	$728,000
WA Mortgage Rate	7.533%	5.500%	to	15.875%
Net WAC	5.906%	3.831%	to	15.366%
ARM Characteristics				
WA Gross Margin	6.597%	3.875%	to	12.500%
WA Months to First Roll	28	3	to	55
WA First Periodic Cap	2.028%	1.000%	to	5.000%
WA Subsequent Periodic Cap	1.368%	1.000%	to	1.500%
WA Lifetime Cap	14.328%	11.550%	to	21.875%
WA Lifetime Floor	7.489%	4.750%	to	21.980%
WA Original Term (months)	356	120	to	360
WA Remaining Term (months)	355	120	to	360
WA LTV	82.07%			
WA FICO	623			
Percentage of Pool with Prepayment Penalties at Loan Orig	84.59%			
Percentage of Pool Secured by: 1st Liens	98.48%			
Percentage of Pool Secured by: 2nd Liens	1.52%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 59.04%	SFR: 75.94%	FULL DOC: 74.56%	RFCO: 63.40%	OOC: 98.42%	A: 73.46%	0: 15.41%
MI: 5.30%	PUD: 17.92%	STATED: 24.48%	PURCH: 30.47%	NOO: 1.07%	A-: 10.89%	12: 3.24%
WA: 3.06%	CONDO: 3.28%	SIMPLE: 0.96%	REFI: 6.14%	2ND: 0.51%	B: 10.07%	13: 0.02%
VA: 2.89%	MANUF: 1.51%				C: 3.86%	24: 39.09%
NJ: 2.75%	2 FAM: 0.85%				C-: 1.48%	30: 0.09%
					D: 0.23%	36: 27.77%
						60: 14.38%

Group 1 Mortgage Loans (ARM and Fixed $163,276,645)

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2/28 LIBOR	308	$75,995,129	46.54
3/27 LIBOR	161	$42,802,332	26.21
5/25 LIBOR	1	$361,668	0.22
FIXED 15YR - CC	1	$412,800	0.25
FIXED 15YR	6	$1,037,550	0.64
FIXED 30YR - CC	17	$5,666,060	3.47
FIXED 30YR	108	$34,428,740	21.09
FIXED 10YR - 2nd	2	$30,001	0.02
FIXED 15YR - 2nd	34	$1,096,924	0.67
FIXED 20YR - 2nd	6	$239,239	0.15
FIX30/15 BAL	1	$92,500	0.06
FIX30/15 BAL - 2nd	27	$1,113,702	0.68
	672	$163,276,645	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	29	$555,302	0.34
$ 25,000.01 to $50,000	45	$1,620,124	0.99
$ 50,000.01 to $75,000	69	$4,356,191	2.67
$ 75,000.01 to $100,000	49	$4,302,760	2.64
$100,000.01 to $150,000	67	$8,151,050	4.99
$150,000.01 to $200,000	35	$6,312,797	3.87
$200,000.01 to $250,000	24	$5,421,420	3.32
$250,000.01 to $300,000	11	$2,974,382	1.82
$300,000.01 to $350,000	149	$48,552,790	29.74
$350,000.01 to $400,000	102	$38,589,095	23.63
$400,000.01 to $450,000	46	$19,521,068	11.96
$450,000.01 to $500,000	38	$18,279,041	11.20
$500,000.01 to $550,000	4	$2,078,503	1.27
$550,000.01 to $600,000	2	$1,176,000	0.72
$650,000.01 to $700,000	1	$658,120	0.40
$700,000.01 to $750,000	1	$728,000	0.45
	672	$163,276,645	100.00

Group 1 Mortgage Loans (ARM and Fixed $163,276,645)

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.001 - 5.500	1	$479,475	0.29
5.501 - 6.000	15	$4,737,972	2.90
6.001 - 6.500	40	$15,832,277	9.70
6.501 - 7.000	146	$52,920,357	32.41
7.001 - 7.500	96	$31,326,476	19.19
7.501 - 8.000	82	$23,049,524	14.12
8.001 - 8.500	57	$11,283,768	6.91
8.501 - 9.000	49	$7,795,228	4.77
9.001 - 9.500	37	$4,975,659	3.05
9.501 - 10.000	45	$4,644,613	2.84
10.001 - 10.500	16	$1,470,350	0.90
10.501 - 11.000	31	$2,131,256	1.31
11.001 - 11.500	13	$893,599	0.55
11.501 - 12.000	26	$982,560	0.60
12.001 - 12.500	5	$190,958	0.12
12.501 - 13.000	5	$195,974	0.12
13.001 - 13.500	1	$58,100	0.04
13.501 - 14.000	4	$113,500	0.07
14.001 - 14.500	1	$15,000	0.01
14.501 - 15.000	1	$165,000	0.10
15.501 - 16.000	1	$15,001	0.01
	672	$163,276,645	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	2	$30,001	0.02
121 - 180	69	$3,753,476	2.30
181 - 300	6	$239,239	0.15
301 - 360	595	$159,253,929	97.54
	672	$163,276,645	100.00

Group 1 Mortgage Loans (ARM and Fixed $163,276,645)

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	16	$2,637,209	1.62
50.01-55.00	11	$1,902,661	1.17
55.01-60.00	16	$4,876,670	2.99
60.01-65.00	17	$4,154,843	2.54
65.01-70.00	25	$6,848,891	4.19
70.01-75.00	55	$15,600,671	9.55
75.01-80.00	153	$43,854,245	26.86
80.01-85.00	84	$23,978,750	14.69
85.01-90.00	109	$33,710,266	20.65
90.01-95.00	31	$9,058,177	5.55
95.01-100.00	154	$16,632,262	10.19
105.01-110.00	1	$22,000	0.01
	672	$163,276,645	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	5	$374,122	0.23
AZ	11	$1,251,415	0.77
AR	2	$118,466	0.07
CA	291	$96,406,456	59.04
CO	14	$2,761,627	1.69
CT	5	$1,311,532	0.80
FL	17	$2,294,807	1.41
GA	16	$2,273,619	1.39
HI	1	$333,000	0.20
ID	1	$576,000	0.35
IL	6	$1,444,069	0.88
IN	9	$1,351,541	0.83
IA	3	$219,983	0.13
KS	2	$95,982	0.06
KY	5	$789,308	0.48
LA	9	$1,753,900	1.07
MD	6	$2,284,172	1.40
MA	13	$4,169,820	2.55
MI	68	$8,647,179	5.30
MN	7	$1,417,764	0.87

Group 1 Mortgage Loans (ARM and Fixed $163,276,645)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
MS	5	$359,114	0.22
MO	6	$610,928	0.37
NE	1	$120,000	0.07
NV	4	$659,374	0.40
NH	2	$428,800	0.26
NJ	17	$4,482,051	2.75
NM	2	$465,000	0.28
NY	11	$2,983,420	1.83
NC	5	$737,747	0.45
OH	13	$886,908	0.54
OK	4	$182,223	0.11
OR	7	$849,928	0.52
PA	4	$668,727	0.41
SC	5	$678,937	0.42
TN	13	$2,719,377	1.67
TX	27	$4,092,297	2.51
UT	8	$1,930,430	1.18
VA	20	$4,719,596	2.89
WA	18	$5,002,605	3.06
WV	1	$73,893	0.05
WI	7	$686,778	0.42
WY	1	$63,750	0.04
	672	$163,276,645	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
801 - 820	1	$453,200	0.28
781 - 800	1	$367,013	0.22
761 - 780	1	$334,466	0.20
741 - 760	7	$2,457,200	1.50
721 - 740	9	$2,619,734	1.60
701 - 720	11	$2,524,506	1.55
681 - 700	26	$6,609,356	4.05
661 - 680	63	$16,636,684	10.19
641 - 660	81	$22,448,098	13.75
621 - 640	129	$26,811,905	16.42

Group 1 Mortgage Loans (ARM and Fixed $163,276,645)

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
601 - 620	100	$28,117,125	17.22
581 - 600	82	$22,145,247	13.56
561 - 580	44	$10,614,501	6.50
541 - 560	46	$11,974,212	7.33
521 - 540	26	$3,690,056	2.26
501 - 520	21	$2,751,988	1.69
NOT SCORED	24	$2,721,355	1.67
	672	$163,276,645	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	504	$123,989,791	75.94
PUD	106	$29,256,633	17.92
CONDO	27	$5,351,563	3.28
MANUF	26	$2,465,779	1.51
2 FAM	6	$1,395,477	0.85
4 FAM	2	$442,402	0.27
HI CONDO	1	$375,000	0.23
	672	$163,276,645	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	365	$103,516,449	63.40
PURCH	256	$49,742,534	30.47
REFI	51	$10,017,663	6.14
	672	$163,276,645	100.00

Group 1 Mortgage Loans (ARM and Fixed $163,276,645)

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	658	$160,695,957	98.42
NOO	12	$1,749,188	1.07
2ND HM	2	$831,500	0.51
	672	$163,276,645	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	544	$121,731,813	74.56
STATED	123	$39,975,123	24.48
SIMPLE	5	$1,569,709	0.96
	672	$163,276,645	100.00

Gross Margin
(Excludes 202 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
3.001 - 4.000	1	$355,500	0.30
4.001 - 5.000	16	$5,805,580	4.87
5.001 - 6.000	119	$38,105,304	31.98
6.001 - 7.000	163	$47,130,206	39.55
7.001 - 8.000	71	$15,689,499	13.17
8.001 - 9.000	46	$6,462,467	5.42
9.001 - 10.000	33	$3,961,018	3.32
10.001 - 11.000	7	$590,675	0.50
11.001 - 12.000	13	$1,014,907	0.85
12.001 - 13.000	1	$43,973	0.04
	470	$119,159,129	100.00

Group 1 Mortgage Loans (ARM and Fixed $163,276,645)

Next Rate Adjustment Date
(Excludes 202 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
03/03	1	$53,587	0.04
11/03	1	$62,327	0.05
02/04	1	$238,870	0.20
04/04	4	$429,788	0.36
05/04	9	$894,130	0.75
06/04	3	$250,276	0.21
07/04	1	$132,830	0.11
08/04	1	$98,980	0.08
09/04	8	$1,424,056	1.20
10/04	57	$9,026,047	7.57
11/04	125	$31,172,672	26.16
12/04	98	$32,273,894	27.08
04/05	1	$75,751	0.06
05/05	2	$171,929	0.14
06/05	1	$330,571	0.28
09/05	2	$242,338	0.20
10/05	7	$1,228,913	1.03
11/05	22	$4,161,648	3.49
12/05	125	$36,528,855	30.66
07/07	1	$361,668	0.30
	470	$119,159,129	100.00

Range of Months to Roll
(Excludes 202 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0 - 6	1	$53,587	0.04
7 - 12	1	$62,327	0.05
13 - 18	17	$1,813,064	1.52
19 - 24	290	$74,128,478	62.21
25 - 31	4	$578,252	0.49
32 - 37	156	$42,161,753	35.38
50 - 55	1	$361,668	0.30
	470	$119,159,129	100.00

Group 1 Mortgage Loans (ARM and Fixed $163,276,645)

Lifetime Rate Cap
(Excludes 202 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
11.501 - 12.000	7	$2,123,912	1.78
12.001 - 12.500	10	$3,641,542	3.06
12.501 - 13.000	18	$5,886,832	4.94
13.001 - 13.500	39	$14,015,296	11.76
13.501 - 14.000	92	$32,810,656	27.54
14.001 - 14.500	77	$23,737,574	19.92
14.501 - 15.000	59	$13,833,444	11.61
15.001 - 15.500	40	$8,173,626	6.86
15.501 - 16.000	39	$5,899,969	4.95
16.001 - 16.500	23	$2,833,989	2.38
16.501 - 17.000	22	$2,553,740	2.14
17.000 - 17.500	11	$1,065,404	0.89
17.501 - 18.000	19	$1,486,555	1.25
18.001 - 18.500	7	$672,101	0.56
18.501 - 19.000	3	$158,800	0.13
19.501 - 20.000	1	$39,191	0.03
20.001+	3	$226,500	0.19
	470	$119,159,129	100.00

Initial Periodic Rate Cap
(Excludes 202 Fixed Rate Mortgages)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	5	$1,112,093	0.93
1.500	258	$76,019,486	63.80
2.000	2	$268,100	0.22
3.000	204	$41,397,782	34.74
5.000	1	$361,668	0.30
	470	$119,159,129	100.00

Group 1 Mortgage Loans (ARM and Fixed $163,276,645)

Subsequent Periodic Rate Cap
(Excludes 202 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	162	$31,402,940	26.35
1.500	308	$87,756,189	73.65
	470	$119,159,129	100.00

Lifetime Rate Floor
(Excludes 202 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	2	$952,763	0.80
5.001 - 6.000	18	$5,438,185	4.56
6.001 - 7.000	121	$44,111,349	37.02
7.001 - 8.000	147	$42,613,485	35.76
8.001 - 9.000	90	$15,885,969	13.33
9.001 - 10.000	49	$6,547,730	5.49
10.001 - 11.000	28	$2,443,104	2.05
11.001 - 12.000	10	$828,902	0.70
12.001 - 13.000	1	$39,191	0.03
13.001 - 14.000	2	$61,500	0.05
14.001 - 15.000	1	$165,000	0.14
20.001 or Greater	1	$71,952	0.06
	470	$119,159,129	100.00

Group 2 Mortgage Loans (Fixed $56,568,923)

Summary of Loans in Sample Calculation Pool (As of Calculation Date)		**Range**
Total Number of Loans	276	
Total Outstanding Loan Balance	$56,568,923	
Average Loan Balance	$204,960	$10,000 to $577,000
WA Mortgage Rate	7.504%	5.250% to 17.375%
Net WAC	5.832%	3.581% to 16.866%
WA Original Term (months)	344	120 to 360
WA Remaining Term (months)	344	118 to 360
WA LTV	78.81%	
WA FICO	628	
Percentage of Pool with Prepayment Penalties at Loan Orig	86.60%	
Percentage of Pool Secured by: 1st Liens	93.43%	
Percentage of Pool Secured by: 2nd Liens	6.57%	

Top 5 States:	Prop Types:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 59.78%	SFR: 74.86%	FULL DOC: 71.40%	RFCO: 71.30%	OOC: 98.83%	A: 83.07%	0: 13.40%
VA: 4.44%	PUD: 18.60%	STATED: 25.48%	PURCH: 16.77%	NOO: 0.59%	A-: 11.47%	12: 2.16%
WA: 3.64%	MANUF: 3.59%	SIMPLE: 3.12%	REFI: 11.93%	2ND: 0.57%	B: 3.61%	24: 7.80%
FL: 3.25%	CONDO: 2.83%				C: 1.52%	36: 18.04%
NY: 2.95%	2 FAM: 0.12%				C-: 0.13%	60: 58.60%
					D: 0.20%	

Group 2 Mortgage Loans (Fixed $56,568,923)

Loan Programs

Loan Programs	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FIXED 15YR - CC	4	$949,550	1.68
FIXED 15YR	7	$392,465	0.69
FIXED 20YR	1	$40,200	0.07
FIXED 30YR - CC	24	$7,042,518	12.45
FIXED 30YR	139	$44,425,826	78.53
FIXED 10YR - 2nd	6	$144,994	0.26
FIXED 15YR - 2nd	48	$1,454,139	2.57
FIXED 20YR - 2nd	12	$462,438	0.82
FIX30/15 BAL - 2nd	35	$1,656,794	2.93
	276	$56,568,923	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	35	$650,681	1.15
$ 25,000.01 to $50,000	61	$2,155,396	3.81
$ 50,000.01 to $75,000	21	$1,334,974	2.36
$ 75,000.01 to $100,000	15	$1,318,034	2.33
$100,000.01 to $150,000	11	$1,285,344	2.27
$150,000.01 to $200,000	4	$659,400	1.17
$200,000.01 to $250,000	1	$236,000	0.42
$250,000.01 to $300,000	2	$523,000	0.92
$300,000.01 to $350,000	48	$15,598,751	27.57
$350,000.01 to $400,000	37	$13,813,412	24.42
$400,000.01 to $450,000	19	$8,116,867	14.35
$450,000.01 to $500,000	16	$7,596,064	13.43
$500,000.01 to $550,000	5	$2,704,000	4.78
$550,000.01 to $600,000	1	$577,000	1.02
	276	$56,568,923	100.00

Group 2 Mortgage Loans (Fixed $56,568,923)

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.001 - 5.500	1	$478,000	0.84
5.501 - 6.000	3	$1,185,000	2.09
6.001 - 6.500	18	$7,528,383	13.31
6.501 - 7.000	57	$21,320,317	37.69
7.001 - 7.500	18	$5,575,919	9.86
7.501 - 8.000	32	$10,699,748	18.91
8.001 - 8.500	13	$2,374,648	4.20
8.501 - 9.000	10	$1,944,422	3.44
9.001 - 9.500	6	$619,179	1.09
9.501 - 10.000	26	$1,419,748	2.51
10.001 - 10.500	10	$783,983	1.39
10.501 - 11.000	15	$501,472	0.89
11.001 - 11.500	13	$466,829	0.83
11.501 - 12.000	27	$862,018	1.52
12.001 - 12.500	3	$86,841	0.15
12.501 - 13.000	6	$191,671	0.34
13.001 - 13.500	5	$211,684	0.37
13.501 - 14.000	3	$75,704	0.13
14.001 - 14.500	4	$114,850	0.20
14.501 - 15.000	2	$43,149	0.08
15.001 - 15.500	2	$40,537	0.07
15.501 - 16.000	1	$12,320	0.02
17.001 - 17.500	1	$32,500	0.06
	276	$56,568,923	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1 - 120	6	$144,994	0.26
121 - 180	94	$4,452,947	7.87
181 - 300	13	$502,638	0.89
301 - 360	163	$51,468,344	90.98
	276	$56,568,923	100.00

Group 2 Mortgage Loans (Fixed $56,568,923)

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	8	$937,126	1.66
50.01-55.00	7	$2,056,501	3.64
55.01-60.00	7	$1,712,490	3.03
60.01-65.00	7	$1,490,100	2.63
65.01-70.00	20	$6,201,012	10.96
70.01-75.00	27	$8,269,199	14.62
75.01-80.00	41	$12,411,396	21.94
80.01-85.00	43	$10,927,430	19.32
85.01-90.00	20	$5,597,740	9.90
90.01-95.00	14	$2,338,525	4.13
95.01-100.00	81	$4,583,824	8.10
115.01-120.00	1	$43,580	0.08
	276	$56,568,923	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	2	$64,915	0.11
AZ	7	$1,118,880	1.98
AR	3	$224,981	0.40
CA	113	$33,816,424	59.78
CO	5	$772,839	1.37
CT	5	$1,240,600	2.19
DE	1	$305,000	0.54
FL	16	$1,836,451	3.25
GA	4	$408,900	0.72
IL	7	$1,169,279	2.07
IN	7	$276,396	0.49
IA	1	$42,500	0.08
KY	4	$990,600	1.75
LA	2	$375,250	0.66
MD	5	$614,760	1.09
MA	10	$1,417,798	2.51
MI	8	$268,746	0.48
MS	1	$15,937	0.03
MO	5	$426,942	0.75

Group 2 Mortgage Loans (Fixed $56,568,923)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
NH	1	$40,200	0.07
NJ	5	$782,321	1.38
NM	2	$372,605	0.66
NY	5	$1,670,118	2.95
NC	2	$113,629	0.20
OH	1	$30,000	0.05
OK	3	$95,800	0.17
OR	8	$1,107,628	1.96
PA	2	$61,806	0.11
SC	4	$490,821	0.87
TN	4	$193,327	0.34
TX	6	$1,006,637	1.78
UT	5	$600,208	1.06
VA	8	$2,509,998	4.44
WA	12	$2,056,293	3.64
WI	2	$50,333	0.09
	276	$56,568,923	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
801 - 820	1	$113,351	0.20
761 - 780	2	$761,676	1.35
741 - 760	1	$20,200	0.04
721 - 740	6	$1,729,318	3.06
701 - 720	6	$557,362	0.99
681 - 700	15	$3,376,111	5.97
661 - 680	24	$4,298,527	7.60
641 - 660	42	$7,599,223	13.43
621 - 640	61	$12,445,698	22.00
601 - 620	48	$9,996,071	17.67
581 - 600	30	$8,893,023	15.72
561 - 580	22	$4,818,032	8.52
541 - 560	8	$584,900	1.03
521 - 540	4	$790,500	1.40
501 - 520	4	$428,750	0.76

Group 2 Mortgage Loans (Fixed $56,568,923)

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
NOT SCORED	2	$156,181	0.28
	276	$56,568,923	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	196	$42,348,279	74.86
PUD	48	$10,524,611	18.60
MANUF	22	$2,031,434	3.59
CONDO	8	$1,599,062	2.83
2 FAM	2	$65,536	0.12
	276	$56,568,923	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	127	$40,331,892	71.30
PURCH	116	$9,488,157	16.77
REFI	33	$6,748,874	11.93
	276	$56,568,923	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	274	$55,909,523	98.83
NOO	1	$334,400	0.59
2ND HM	1	$325,000	0.57
	276	$56,568,923	100.00

Group 2 Mortgage Loans (Fixed $56,568,923)

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	224	$40,389,743	71.40
STATED	46	$14,414,703	25.48
SIMPLE	6	$1,764,477	3.12
	276	$56,568,923	100.00